Exhibit 99.1

MD&A

Management’s discussion and analysis

Table of contents

1	Overview		6

	1.1	Financial highlights	6

	1.2	Key corporate and business developments	8

	1.3	Assumptions	9

2	Consolidated financial analysis		10

	2.1	BCE consolidated income statements	10

	2.2	Customer connections	11

	2.3	Operating revenues	12

	2.4	Operating costs	13

	2.5	Net earnings	14

	2.6	Adjusted EBITDA	14

	2.7	Severance, acquisition and other costs	15

	2.8	Depreciation and amortization	15

	2.9	Finance costs	15

	2.10	Impairment of assets	15

	2.11	Other expense	16

	2.12	Income taxes	16

	2.13	Net earnings attributable to common shareholders and EPS	16

3	Business segment analysis		17

	3.1	Bell CTS	17

	3.2	Bell Media	24

4	Financial and capital management		27

	4.1	Net debt	27

	4.2	Outstanding share data	27

	4.3	Cash flows	28

	4.4	Post-employment benefit plans	30

	4.5	Financial risk management	31

	4.6	Credit ratings	33

	4.7	Liquidity	33

	4.8	Litigation	33

5	Quarterly financial information		34

6	Regulatory environment		35

7	Accounting policies		36

8	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)		37

	8.1	Non-GAAP financial measures	37

	8.2	Non-GAAP ratios	40

	8.3	Total of segments measures	40

	8.4	Capital management measures	41

	8.5	Supplementary financial measures	42

	8.6	KPIs	42

9	Controls and procedures		43

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2023 (Q2 2023 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2022 dated March 2, 2023 (BCE 2022 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2023 dated May 3, 2023 (BCE 2023 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 2, 2023, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2022 dated March 2, 2023 (BCE 2022 AIF) and recent financial reports, including the BCE 2022 Annual MD&A and the BCE 2023 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2023 and 2022.

Caution regarding forward-looking statements

This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the expectation that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023, our environmental, social and governance (ESG) objectives, including our plan to achieve our science-based target (SBT) for operational greenhouse gas (GHG) emissions (Scope 1 and 2) reduction by 2030, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 2, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of general economic conditions and of geopolitical events, which are difficult to predict, we believe that our assumptions were reasonable at August 2, 2023. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the combination of Rogers Communications Inc. and Shaw Communications Inc. creating a Canadian competitor with larger scale, and the acquisition of Freedom Mobile by Vidéotron Ltd. also increasing its scale with a likely change in competitive dynamics in several provinces; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and

4	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

MD&A

operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2022 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2022 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please see section 4.8, Litigation in this MD&A for an update to the legal proceedings described in the BCE 2022 AIF, which section 4.8 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2023 First Quarter MD&A and in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2022 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Please also see section 7, Competitive environment in the BCE 2023 First Quarter MD&A for an update to the risk factors relating to our competitive environment described in the BCE 2022 Annual MD&A, which section 7 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment and in section 7, Competitive environment of the BCE 2023 First Quarter MD&A, as well as in section 4.8, Litigation and in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2022 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption; no new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; and no required changes to our SBTs pursuant to the Science-Based Targets initiative (SBTi) methodology that would make the achievement of our updated SBTs more onerous or unachievable in light of business requirements.

Forward-looking statements for periods beyond 2023 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE 2022 Annual MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 2, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

5

1 MD&A Overview

1	Overview

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.

1.1	Financial highlights

BCE Q2 2023 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,066	$397	$2,645

million	million	million
3.5% vs. Q2 2022	(39.3%) vs. Q2 2022	2.1% vs. Q2 2022

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$329	$722	$2,365	$1,016

million	million	million	million
(44.8%) vs. Q2 2022	(8.7%) vs. Q2 2022	(8.9%) vs. Q2 2022	(23.8%) vs. Q2 2022

BCE customer connections

Total mobile phones (3)	Retail high-speed	Retail TV (2) (5)	Retail residential network
	Internet (2) (4) (5)		access services (NAS) lines (2) (5)
+4.4%	+9.1%	—	(4.8%)

10.0 million subscribers	4.3 million subscribers	2.7 million subscribers	2.1 million subscribers
at June 30, 2023	at June 30, 2023	at June 30, 2023	at June 30, 2023

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 8.3, Total of segments measures and section 8.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q2 2023, our retail high-speed Internet, retail Internet protocol television (IPTV) and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(3)	In Q1 2023, we adjusted our mobile phone postpaid subscriber base to remove older non-revenue generating business subscribers of 73,229.

(4)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(5)

In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

6	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

1 MD&A Overview

BCE income statements – selected information

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Operating revenues

Service	5,303	5,233	70	1.3%		10,525	10,410	115	1.1%

Product	763	628	135	21.5%		1,595	1,301	294	22.6%

Total operating revenues	6,066	5,861	205	3.5%		12,120	11,711	409	3.5%

Operating costs	(3,421)	(3,271)	(150)	(4.6%	)	(6,937)	(6,537)	(400)	(6.1%	)

Adjusted EBITDA	2,645	2,590	55	2.1%		5,183	5,174	9	0.2%

Adjusted EBITDA margin (1)	43.6%	44.2%		(0.6) pts		42.8%	44.2%		(1.4) pts

Net earnings attributable to:

Common shareholders	329	596	(267)	(44.8%	)	1,054	1,473	(419)	(28.4%	)

Preferred shareholders	46	35	11	31.4%		92	69	23	33.3%

Non-controlling interest	22	23	(1)	(4.3%	)	39	46	(7)	(15.2%	)

Net earnings	397	654	(257)	(39.3%	)	1,185	1,588	(403)	(25.4%	)

Adjusted net earnings	722	791	(69)	(8.7%	)	1,494	1,602	(108)	(6.7%	)

Net earnings per common share (EPS)	0.37	0.66	(0.29)	(43.9%	)	1.16	1.62	(0.46)	(28.4%	)

Adjusted EPS (2)	0.79	0.87	(0.08)	(9.2%	)	1.64	1.76	(0.12)	(6.8%	)

(1)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)	Adjusted EPS is a non-GAAP ratio. Refer to section 8.2, Non-GAAP ratios in this MD&A for more information on this measure.

BCE statements of cash flows – selected information

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Cash flows from operating activities	2,365	2,597	(232)	(8.9%	)	3,612	4,313	(701)	(16.3%	)

Capital expenditures	(1,307)	(1,219)	(88)	(7.2%	)	(2,393)	(2,178)	(215)	(9.9%	)

Free cash flow	1,016	1,333	(317)	(23.8%	)	1,101	2,049	(948)	(46.3%	)

Q2 2023 financial highlights

BCE operating revenues grew by 3.5% in Q2 2023, compared to the same period last year, driven by higher product and service revenues of 21.5% and 1.3%, respectively. The increase in product revenues reflected higher wireless product revenues coupled with strong wireline product sales to large business customers. The growth in service revenues was led by higher wireless and Internet revenues, along with the contribution from various small acquisitions and greater media subscriber revenues, partly offset by ongoing erosion in voice and satellite TV revenues, as well as reduced media advertising revenues, as a result of the current economic uncertainty.

Net earnings and net earnings attributable to common shareholders in the second quarter of 2023 decreased by $257 million and $267 million, respectively, compared to the same period last year, mainly due to higher other expense, higher interest expense, higher severance, acquisition and other costs and higher income taxes, partly offset by lower impairment of assets and higher adjusted EBITDA.

BCE’s adjusted EBITDA increased by 2.1% in the quarter, compared to the same period last year, due to growth from our Bell CTS segment, moderated by a decline in our Bell Media segment. The year-over-year growth in adjusted EBITDA was attributable to greater operating revenues, partly offset by higher operating expenses, mainly from increased cost of goods sold and expenses related to the small acquisitions. This resulted in a corresponding adjusted EBITDA margin of 43.6% in Q2 2023, down 0.6 pts over the same period last year, due to a higher proportion of low-margin product sales in our total revenue base, along with increased operating costs, partly offset by service revenue flow-through.

BCE’s EPS of $0.37 in Q2 2023 decreased by $0.29 compared to the same period last year.

In the second quarter of 2023, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, was $722 million, or $0.79 per common share, compared to $791 million, or $0.87 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2023 decreased by $232 million, compared to the same period last year, mainly due to lower cash from working capital due in part to timing of supplier payments, higher interest paid and higher income taxes paid, partly offset by higher adjusted EBITDA.

Free cash flow in Q2 2023 decreased by $317 million, compared to the same period last year, due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, and higher capital expenditures.

7

1 MD&A Overview

1.2	Key corporate and business developments

This section contains forward-looking statements, including relating to our ESG objectives. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Curtis Millen to become Chief Financial Officer

On May 4, 2023, BCE announced that Glen LeBlanc, Executive Vice President and Chief Financial Officer of BCE and Bell Canada will retire as Chief Financial Officer (CFO) effective September 1, 2023. Curtis Millen, currently Senior Vice President (SVP), Corporate Strategy and Treasurer, will be promoted to CFO of BCE and Bell Canada. Curtis Millen joined Bell in 2008 as Director, Corporate Strategy and M&A and held successively senior positions, most recently as SVP, Corporate Strategy and Treasurer, head of Bell Ventures and President of Bimcor Inc., a wholly-owned subsidiary of Bell that is one of the largest private sector pension fund management companies in Canada. Curtis Millen will continue to be based at Bell’s headquarters in Montréal. Glen LeBlanc will maintain his position as Vice-Chair, Atlantic, Chair of Northwestel Inc., and as Board member and Chair of the Audit Committee for Maple Leaf Sports & Entertainment Ltd. He will also provide leadership and direction to ensure a smooth transition on BCE’s financial operations until the end of December 2023.

Public debt offering

On May 11, 2023, Bell Canada completed a public offering in the United States of US $850 million (Cdn $1,138 million) of notes in one series (the Notes). The US $850 million Series US-8 Notes will mature on May 11, 2033 and carry an annual interest rate of 5.100%. The Notes are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

Inaugural Sustainability-Linked Derivatives

Bell entered into its first Sustainability-Linked Derivatives (SLDs), leveraging Bell’s key performance indicators designed to measure performance on ESG targets and underscoring Bell’s commitment to ESG standards. The SLDs introduce a pricing adjustment that increases the derivatives’ cost based on Bell’s performance towards its SBT to reduce its operational GHG emissions (Scope 1 and 2) 58% by 2030 from a 2020 base year (1).

BCE ranked as one of Canada’s Best 50 Corporate Citizens

In June 2023, BCE was once again named to the Canada’s Best 50 Corporate Citizens list compiled by Corporate Knights, a sustainable-economy media and research company, ranking 20th overall. The annual ranking is based on a set of 25 ESG indicators that compares Canadian companies with a gross revenue of at least $1 billion (2). Driven by Bell’s sustainable investments, diversity and equity initiatives and sustainability pay link (senior executive compensation based on sustainability performance), our commitment to ESG standards has enabled BCE to retain a strong position on this year’s list.

In addition, for the seventh consecutive year, Bell was recognized as one of Canada’s Greenest Employers (3) by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals, in recognition of our ongoing environmental leadership.

(1)

Our SBTs have been recalculated to reflect restated GHG emissions for our 2020 base year, in line with SBTi criteria and recommendations. The SBTi has approved our targets in 2022, prior to the recalculation. The recalculated targets will be submitted to SBTi later in 2023 for approval. The SBTi requires that targets be recalculated (following the most recent applicable SBTi criteria and recommendations) at least every five years, or more often if significant changes occur (e.g., business acquisitions/divestments). As a result, our SBTs may need to be adjusted again in the future.

(2)

All companies are scored on up to 25 key performance indicators covering resource management, employee management, financial management, sustainable revenue & sustainable investment and supplier performance in comparison to their peer group, with 50% of each company’s score assigned to sustainable revenue and sustainable investment.

(3)

Winners were announced in April 2023 and were selected and evaluated in terms of: the unique environmental initiatives and programs they have developed; the extent to which they have been successful in reducing the organization’s own environmental footprint; the degree to which their employees are involved in these programs and whether they contribute any unique skills; and the extent to which these initiatives have become linked to the employer’s public identity, attracting new employees and clients to the organization.

8	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1.3	Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in the BCE 2023 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

Assumptions about the Canadian economy

We have made certain assumptions concerning the Canadian economy. In particular, we have assumed:

•	Moderating economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.8% in 2023, down from 3.4% in 2022

•	Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy

•	Ongoing tight labour market conditions, but with some easing as tighter monetary policy moderates the demand for labour

•	Slowing growth in household spending as demand for interest-rate-sensitive goods and services weakens and more households renew their mortgage at higher rates

•	Soft business investment growth due to slowing demand and high financing costs

•	Prevailing high interest rates expected to remain at or near current levels

•	Population growth resulting from strong immigration

•	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Market assumptions

•	A higher level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery is limited

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions underlying expected reductions in 2023 annual contributions to our pension plans

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

9

2 MD&A Consolidated financial analysis

2	Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2023 compared with Q2 and YTD 2022. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1	BCE consolidated income statements

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Operating revenues

Service	5,303	5,233	70	1.3%		10,525	10,410	115	1.1%

Product	763	628	135	21.5%		1,595	1,301	294	22.6%

Total operating revenues	6,066	5,861	205	3.5%		12,120	11,711	409	3.5%

Operating costs	(3,421)	(3,271)	(150)	(4.6%	)	(6,937)	(6,537)	(400)	(6.1%	)

Adjusted EBITDA	2,645	2,590	55	2.1%		5,183	5,174	9	0.2%

Adjusted EBITDA margin	43.6%	44.2%		(0.6) pts		42.8%	44.2%		(1.4) pts

Severance, acquisition and other costs	(100)	(40)	(60)	n.m.		(149)	(53)	(96)	n.m.

Depreciation	(936)	(933)	(3)	(0.3%	)	(1,854)	(1,824)	(30)	(1.6%	)

Amortization	(296)	(266)	(30)	(11.3%	)	(579)	(526)	(53)	(10.1%	)

Finance costs

Interest expense	(359)	(269)	(90)	(33.5%	)	(703)	(529)	(174)	(32.9%	)

Net return on post-employment benefit plans	27	7	20	n.m.		54	25	29	n.m.

Impairment of assets	–	(106)	106	100.0%		(34)	(108)	74	68.5%

Other expense	(311)	(97)	(214)	n.m.		(190)	(4)	(186)	n.m.

Income taxes	(273)	(232)	(41)	(17.7%	)	(543)	(567)	24	4.2%

Net earnings	397	654	(257)	(39.3%	)	1,185	1,588	(403)	(25.4%	)

Net earnings attributable to:

Common shareholders	329	596	(267)	(44.8%	)	1,054	1,473	(419)	(28.4%	)

Preferred shareholders	46	35	11	31.4%		92	69	23	33.3%

Non-controlling interest	22	23	(1)	(4.3%	)	39	46	(7)	(15.2%	)

Net earnings	397	654	(257)	(39.3%	)	1,185	1,588	(403)	(25.4%	)

Adjusted net earnings	722	791	(69)	(8.7%	)	1,494	1,602	(108)	(6.7%	)

EPS	0.37	0.66	(0.29)	(43.9%	)	1.16	1.62	(0.46)	(28.4%	)

Adjusted EPS	0.79	0.87	(0.08)	(9.2%	)	1.64	1.76	(0.12)	(6.8%	)

n.m.: not meaningful

10	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.2	Customer connections

BCE net activations (losses)

	Q2 2023	Q2 2022	% change		YTD 2023	YTD 2022	% change

Mobile phone net subscriber activations (losses)	125,539	110,761	13.3%		152,174	142,937	6.5%

Postpaid	111,282	83,197	33.8%		154,571	117,427	31.6%

Prepaid	14,257	27,564	(48.3%	)	(2,397)	25,510	n.m.

Mobile connected devices net subscriber activations	79,537	(344)	n.m.		150,279	48,533	n.m.

Retail high-speed Internet net subscriber activations	24,934	22,620	10.2%		52,208	48,644	7.3%

Retail TV net subscriber losses	(14,404)	(11,527)	(25.0%	)	(28,353)	(19,888)	(42.6%	)

Internet protocol television (IPTV)	11,506	3,838	n.m.		22,405	16,098	39.2%

Satellite	(25,910)	(15,365)	(68.6%	)	(50,758)	(35,986)	(41.0%	)

Retail residential NAS lines net losses	(49,608)	(52,712)	5.9%		(96,489)	(95,057)	(1.5%	)

Total services net activations	165,998	68,798	n.m.		229,819	125,169	83.6%

n.m.: not meaningful Total BCE customer connections

					Q2 2023	Q2 2022	% change
Mobile phone subscribers (2)					10,028,031	9,602,122	4.4%

Postpaid (2)					9,151,229	8,747,472	4.6%

Prepaid					876,802	854,650	2.6%
Mobile connected devices subscribers (2)					2,589,520	2,298,327	12.7%
Retail high-speed Internet subscribers (1) (3) (4)					4,338,511	3,977,387	9.1%
Retail TV subscribers (1) (4)					2,723,388	2,724,147	–

IPTV (1) (4)					2,010,829	1,907,564	5.4%

Satellite					712,559	816,583	(12.7%	)

Retail residential NAS lines (1) (4)					2,101,740	2,207,004	(4.8%	)

Total services subscribers					21,781,190	20,808,987	4.7%

(1)

In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(2)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

(3)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(4)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE added 165,998 net retail subscriber activations in Q2 2023, up 97,200 compared to the same period last year. The net retail subscriber activations in Q2 2023 consisted of:

•	125,539 mobile phone net subscriber activations, along with 79,537 mobile connected device net subscriber activations

•	24,934 retail high-speed Internet net subscriber activations

•	14,404 retail TV net subscriber losses comprised of 25,910 retail satellite TV net subscriber losses, partly offset by 11,506 retail IPTV net subscriber activations

•	49,608 retail residential NAS lines net losses

In the first half of the year, BCE added 229,819 net retail subscriber activations, up 83.6% compared to the same period in 2022. The net retail subscriber activations in the first half of 2023 consisted of:

•	152,174 mobile phone net subscriber activations, along with 150,279 mobile connected device net subscriber activations

•	52,208 retail high-speed Internet net subscriber activations

•	28,353 retail TV net subscriber losses comprised of 50,758 retail satellite TV net subscriber losses, partly offset by 22,405 retail IPTV net subscriber activations

•	96,489 retail residential NAS lines net losses

At June 30, 2023, BCE’s retail subscriber connections totaled 21,781,190, up 4.7% year over year, and consisted of:

•	10,028,031 mobile phone subscribers, up 4.4% year over year, and 2,589,520 mobile connected device subscribers, up 12.7% year over year

•	4,338,511 retail high-speed Internet subscribers, 9.1% higher year over year

•	2,723,388 total retail TV subscribers, comprised of 2,010,829 retail IPTV subscribers, up 5.4% year over year, and 712,559 retail satellite TV subscribers, down 12.7% year over year

•	2,101,740 retail residential NAS lines, down 4.8% year over year

11

2 MD&A Consolidated financial analysis

2.3	Operating revenues

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Bell CTS	5,354	5,135	219	4.3%		10,721	10,251	470	4.6%

Bell Media	805	821	(16)	(1.9%	)	1,585	1,646	(61)	(3.7%	)

Inter-segment eliminations	(93)	(95)	2	2.1%		(186)	(186)	–	–

Total BCE operating revenues	6,066	5,861	205	3.5%		12,120	11,711	409	3.5%

BCE

BCE operating revenues increased by 3.5% in both the second quarter and the first six months of the year, compared to the same periods in 2022, driven by higher service and product revenues. Service revenues of $5,303 million in Q2 2023 and $10,525 million year to date, increased 1.3% and 1.1%, respectively. Product revenues of $763 million in Q2 2023 and $1,595 million year to date, increased by 21.5% and 22.6%, respectively. The growth in operating revenues was due to higher revenues from our Bell CTS segment, partly offset by a decline in our Bell Media segment. Bell CTS operating revenues grew by 4.3% in Q2 2023 and by 4.6% in the first half of the year, compared to the same periods last year, due to higher product revenues of 21.5% and 22.6%, respectively, and higher service revenues of 1.9% and 2.0%, respectively, attributable to ongoing growth in wireless revenues and wireline data revenues, moderated by continued erosion in wireline voice revenues. Bell Media operating revenues declined by 1.9% in Q2 2023 and by 3.7% in the first half of the year, compared to the same periods last year, primarily reflecting lower advertising revenues.

12	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.4	Operating costs

	Q2 2023	Q2 2022	$ change	% change	YTD 2023	YTD 2022	$ change	% change

Bell CTS	(2,923)	(2,771)	(152)	(5.5%)	(5,884)	(5,511)	(373)	(6.8%)

Bell Media	(591)	(595)	4	0.7%	(1,239)	(1,212)	(27)	(2.2%)

Inter-segment eliminations	93	95	(2)	(2.1%)	186	186	–	–

Total BCE operating costs	(3,421)	(3,271)	(150)	(4.6%)	(6,937)	(6,537)	(400)	(6.1%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 4.6% in Q2 2023 and by 6.1% in the first half of the year, compared to the same periods last year, driven by higher expenses in Bell CTS of 5.5% and 6.8%, respectively. Additionally, in the first six months of the year, operating costs were unfavourably impacted by higher year-over-year Bell Media expenses of 2.2%.

13

2 MD&A Consolidated financial analysis

2.5	Net earnings

Net earnings in the second quarter of 2023 decreased by $257 million, compared to the same period last year, mainly due to higher other expense, higher interest expense, higher severance, acquisition and other costs and higher income taxes, partly offset by lower impairment of assets and higher adjusted EBITDA.

Net earnings on a year-to-date basis in 2023 decreased by $403 million, compared to the same period last year, mainly due to higher other expense, higher interest expense, higher severance, acquisition and other costs and higher depreciation and amortization, partly offset by lower impairment of assets.

2.6	Adjusted EBITDA

	Q2 2023	Q2 2022	$ change	% change	YTD 2023	YTD 2022	$ change	% change

Bell CTS	2,431	2,364	67	2.8%	4,837	4,740	97	2.0%

Bell Media	214	226	(12)	(5.3%)	346	434	(88)	(20.3%)

Total BCE adjusted EBITDA	2,645	2,590	55	2.1%	5,183	5,174	9	0.2%

BCE

BCE’s adjusted EBITDA grew by 2.1% in Q2 2023 and by 0.2% in the first half of the year, compared to the same periods last year, driven by an increase in Bell CTS of 2.8% and 2.0%, respectively, moderated by a decline in Bell Media of 5.3% and 20.3%, respectively. The increase in BCE’s adjusted EBITDA was driven by higher operating revenues, partly offset by greater operating expenses. Adjusted EBITDA margin of 43.6% in Q2 2023 and 42.8% year to date, decreased by 0.6 pts and 1.4 pts, respectively, over the same periods in 2022, due to a greater proportion of low-margin product sales in our total revenue base, coupled with greater operating costs, mitigated in part by service revenue flow-through.

14	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.7	Severance, acquisition and other costs

2023

Severance, acquisition and other costs of $100 million in the second quarter of 2023 and $149 million on a year-to-date basis included:

•	Severance costs of $80 million in Q2 2023 and $109 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $20 million in Q2 2023 and $40 million on a year-to-date basis

2022

Severance, acquisition and other costs of $40 million in the second quarter of 2022 and $53 million on a year-to-date basis included:

•	Severance costs of $38 million in Q2 2022 and $56 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $2 million in Q2 2022 and a recovery of $3 million on a year-to-date basis

2.8	Depreciation and amortization

Depreciation

Depreciation in the second quarter and on a year-to-date basis in 2023 increased by $3 million and $30 million, respectively, compared to the same periods in 2022, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks.

Amortization

Amortization in the second quarter and on a year-to-date in 2023 increased by $30 million and $53 million, respectively, compared to the same periods in 2022, mainly due to a higher asset base.

2.9	Finance costs

Interest expense

Interest expense in the second quarter of 2023 increased by $90 million, compared to the same period last year, mainly due to higher average debt balances and higher interest rates.

Interest expense on a year-to-date basis in 2023 increased by $174 million, compared to the same period last year, mainly due to higher average debt balances and higher interest rates.

Net return on post-employment benefit plans

Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2023, the discount rate was 5.3% compared to 3.2% on January 1, 2022.

In the second quarter and on a year-to-date basis in 2023, net return on post-employment benefit increased by $20 million and $29 million, respectively, compared to the same periods last year, as a result of a higher discount rate in 2023 and a higher net asset position.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10	Impairment of assets

Impairment charges for the second quarter and on a year-to-date basis in 2023 decreased by $106 million and $74 million, respectively, compared to the same periods last year and relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

15

2 MD&A Consolidated financial analysis

2.11	Other expense

2023

Other expense of $311 million in the second quarter of 2023 included losses on our equity investments in associates and joint ventures which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, losses on retirements and disposals of property, plant and equipment and intangible assets, partly offset by gains on our investments as a result of the sale of our 63% ownership in certain production studios.

Other expense of $190 million on a year-to-date basis in 2023 included losses on our equity investments in associates and joint ventures which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, partly offset by gains on our investments as a result of the sale of our 63% ownership in certain production studios, gains on retirements and disposals of property, plant and equipment and intangible assets related to the sale of land as part of our real estate optimization strategy, higher interest income, income on operations from our equity investments and net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans.

2022

Other expense of $97 million in the second quarter of 2022 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, partly offset by a gain on investment related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Other expense of $4 million on a year-to-date basis in 2022 was due to losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and early debt redemption costs, partly offset by gains on investments related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch), and an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

2.12	Income taxes

Income taxes in the second quarter of 2023 increased by $41 million compared to the same period in 2022, mainly due to higher taxable income.

Income taxes on a year-to-date basis in 2023 decreased by $24 million, compared to the same period in 2022, mainly due to lower taxable income.

2.13	Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the second quarter of 2023 of $329 million, decreased by $267 million, compared to the same period last year, mainly due to higher other expense, higher interest expense, higher severance, acquisition and other costs and higher income taxes, partly offset by lower impairment of assets and higher adjusted EBITDA.

Net earnings attributable to common shareholders on a year-to-date basis in 2023 of $1,054 million, decreased by $419 million due to higher other expense, higher interest expense, higher severance, acquisition and other costs and higher depreciation and amortization, partly offset by lower impairment of assets and lower income taxes.

BCE’s EPS of $0.37 in Q2 2023 decreased by $0.29 compared to the same period last year. BCE’s EPS of $1.16 on a year-to-date basis in 2023 decreased by $0.46 compared to the same period last year.

In the second quarter of 2023, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, was $722 million, or $0.79 per common share, compared to $791 million, or $0.87 per common share, for the same period last year. Adjusted net earnings in the first half of 2023 was $1,494 million, or $1.64 per common share, compared to $1,602 million, or $1.76 per common share, for the first six months of 2022.

16	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

3	Business segment analysis

3.1	Bell CTS

Key business developments

Acquisition of cloud-services company FX Innovation

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million, of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. This acquisition combines FX Innovation’s agility, start-up culture, and cloud services expertise with Bell’s next-generation fibre and 5G networks, resources, and scale to deliver leading-edge technology solutions for Canadian businesses. The results of FX Innovation are included in our Bell CTS segment.

Virgin Plus brand repositioning and launch of unlimited and 5G wireless plans

Virgin Plus unveiled a fresh new look with more affordable service offerings for everyone, including those new to Canada, along with a new brand campaign and updated member benefits. The service offerings include the introduction of unlimited nationwide rate plans and access to 5G at an affordable price with no zones for members across Canada. These new offerings join the already-stacked lineup of affordable Virgin Plus service offerings including high speed internet and app-based TV service for members in Ontario and Québec.

Bell pure fibre ranked as Canada’s fastest Internet and Wi-Fi

Bell pure fibre Internet was awarded fastest in Canada in Ookla’s Q1-Q2 Speedtest Awards report (1), the biannual analysis of wireline and wireless performance across the country. Based on Speedtest results independently collected and analyzed by Ookla, the Q1-Q2 Speedtest Awards recognizes the best speed of Canada’s major providers. The report also ranks Bell pure fibre Wi-Fi as fastest in the country. With the addition of previous recognition won by Bell such as PCMag Best Major ISP for Gaming (2) and BrandSpark’s Most Trusted ISP (3), Bell is Canada’s most awarded Internet service provider (4).

(1)

Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data for Q1-Q2 2023. Ookla compared 13,671,040 user-initiated tests that are taken on various Speedtest applications connected to a fixed network, including tests taken on mobile phones over a Wi-Fi connection.

(2)

PCMag delivers labs-based, independent reviews of the latest technology products and services. Bell was named the top ISP among Canada’s major providers for gaming for the second year in a row in PCMag’s Best Gaming ISPs Canada 2023 report based on PCMag’s Quality Index (speed, latency and jitter) comparing major Canadian ISPs from December 1, 2021, to December 5, 2022.

(3)

Bell was voted most trusted High Speed Internet Provider brand by Canadian shoppers based on the 2023 BrandSpark Canadian Trust Study conducted by BrandSpark, a research and consulting firm. Winners were determined by a national survey of 15,878 Canadian shoppers who gave their top-of-mind, unaided answers as to which brands they trust most and why in categories they have recently shopped.

(4)	Most awarded based on Bell competitive analysis. Bell awards include Ookla Q1-Q2 2023 Speedtest Awards, PCMag Best Major ISP for Gaming 2023, and BrandSpark Most Trusted ISP 2023.

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3 MD&A Business segment analysis

Financial performance analysis

Q2 2023 performance highlights

Total mobile phone subscriber growth (2)	Mobile phone postpaid net subscriber activations	Mobile phone prepaid net subscriber activations	Mobile phone postpaid churn in Q2 2023	Mobile phone blended average revenue per user (ARPU) (3) per month
+4.4%	111,282	14,257	0.94%	—
Q2 2023 vs. Q2 2022	Increased 33.8% vs. Q2 2022	in Q2 2023	increased 0.19 pts vs. Q2 2022	Q2 2023: $59.16
				Q2 2022: $59.17

Retail high-speed Internet subscriber growth (1) (4) (5)	Retail high-speed Internet net subscriber activations in Q2 2023	Retail TV subscriber growth (1) (5)
+9.1%	24,934	—
Q2 2023 vs. Q2 2022	Increased 10.2% vs. Q2 2022	Q2 2023 vs. Q2 2022

Retail IPTV net subscriber activations in Q2 2023	Retail residential NAS lines subscriber decline (1) (5)

11,506	(4.8%)

Increased 7,668 vs. Q2 2022	Q2 2023 vs. Q2 2022

(1)

In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(2)	In Q1 2023, we adjusted our mobile phone postpaid subscriber base to remove older non-revenue generating business subscribers of 73,229.

(3)

Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

(4)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(5)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

18	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

Bell CTS results

Revenues

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Wireless	1,766	1,692	74	4.4%		3,489	3,327	162	4.9%

Wireline data	2,021	1,974	47	2.4%		4,022	3,927	95	2.4%

Wireline voice	722	756	(34)	(4.5%	)	1,448	1,527	(79)	(5.2%	)

Other wireline services	75	78	(3)	(3.8%	)	153	155	(2)	(1.3%	)

External service revenues	4,584	4,500	84	1.9%		9,112	8,936	176	2.0%

Inter-segment service revenues	7	7	–	–		14	14	–	–

Operating service revenues	4,591	4,507	84	1.9%		9,126	8,950	176	2.0%

Wireless	626	542	84	15.5%		1,252	1,105	147	13.3%

Wireline	137	86	51	59.3%		343	196	147	75.0%

External/Operating product revenues	763	628	135	21.5%		1,595	1,301	294	22.6%

Total external revenues	5,347	5,128	219	4.3%		10,707	10,237	470	4.6%

Total operating revenues	5,354	5,135	219	4.3%		10,721	10,251	470	4.6%

Bell CTS operating revenues increased by 4.3% in Q2 2023 and by 4.6% in the first half of the year, compared to the same periods last year, driven by growth in both product and service revenues. The increase in service revenues was primarily due to higher wireless revenues and wireline data revenues, moderated by ongoing erosion in wireline voice revenues.

Bell CTS operating service revenues increased by 1.9% in the quarter and by 2.0% in the first six months of the year, compared to the same periods in 2022.

•	Wireless revenues increased by 4.4% in Q2 2023 and by 4.9% in the first six months of the year, compared to the same periods last year, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases

•	Flow-through of rate increases

•	Higher roaming revenues due to increased international travel

These factors were partly offset by:

•	Impact of competitive pricing pressures

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

•	Wireline data revenues grew by 2.4% in both Q2 2023 and the first six months of the year, compared to the same periods last year, driven by:

•	Higher retail Internet and IPTV subscriber bases, coupled with the flow-through of residential rate increases

•	The acquisitions of Distributel in December 2022 and FX Innovation in June 2023, and other small acquisitions made during the quarter

These factors were partly offset by:

•	Increased acquisition, retention and bundle discounts on residential services

•	Continued decline in our satellite TV subscriber base

Additionally, in the first half of the year, compared to the same period last year, business solutions services revenues were unfavourably impacted by the sale of our wholly-owned subsidiary Createch in March 2022.

•	Wireline voice revenues declined by 4.5% in Q2 2023 and by 5.2% in the first six months of the year, compared to the same periods last year, driven by:

•	Continued retail residential NAS line erosion, combined with business voice declines, driven by technological substitution to wireless and Internet-based services

•	Reduced sales of international wholesale long distance minutes

These factors were partly offset by:

•	Flow-through of residential rate increases

•	The acquisition of Distributel in December 2022 and other small acquisitions made during the quarter

Bell CTS operating product revenues grew by 21.5% in Q2 2023 and by 22.6% in the first six months of the year, over the same periods last year.

•

Wireless operating product revenues increased by 15.5% in Q2 2023 and by 13.3% in the first half of the year, compared to the same periods last year, due to greater sales mix of premium mobile phones and more disciplined pricing

•

Wireline operating product revenues grew by 59.3% in Q2 2023 and by 75.0% in the first half of the year, compared to the same periods in 2022, from strong sales to large business customers, reflecting alleviating year-over-year impact from global supply chain challenges

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3 MD&A Business segment analysis

Operating costs and adjusted EBITDA

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Operating costs	(2,923)	(2,771)	(152)	(5.5%	)	(5,884)	(5,511)	(373)	(6.8%	)

Adjusted EBITDA	2,431	2,364	67	2.8%		4,837	4,740	97	2.0%

Adjusted EBITDA margin	45.4%	46.0%		(0.6) pts		45.1%	46.2%		(1.1) pts

Bell CTS operating costs increased by 5.5% in Q2 2023 and by 6.8% in the first half of the year, compared to the same periods in 2022, due to:

•	Higher cost of goods sold associated with the higher revenues

•	Greater costs related to the acquisitions of Distributel in December 2022 and FX Innovation in June 2023, and other small acquisitions made during the quarter

•	Higher network operating costs including the continued deployment of our mobile 5G network

These factors were partly offset by:

•	Pension savings, driven by lower DB expense due to higher year-over-year discount rate

•	Reduced labour cost reflecting headcount reductions and vendor contract savings

Additionally, during the first six months of the year, compared to the same period last year, operating costs were unfavourably impacted by higher year-over-year TV programming and content costs, along with increased labour expenses and inflationary cost pressures, which have subsided year over year in Q2 2023. This was partly offset by lower costs due to the sale of our wholly-owned subsidiary Createch in March 2022.

Bell CTS adjusted EBITDA increased by 2.8% in Q2 2023 and by 2.0% in the first half of the year, compared to the same periods last year, attributable to higher operating revenues, moderated by greater operating costs. Adjusted EBITDA margin of 45.4% in Q2 2023 and 45.1% in the first half of the year, decreased by 0.6 pts and 1.1pts, respectively, over the same periods in 2022, resulting from an increased proportion of low-margin product sales in our total revenue base, along with higher operating costs, partly offset by service revenue flow-through.

Bell CTS operating metrics

Wireless

	Q2 2023	Q2 2022	Change	% change		YTD 2023	YTD 2022	Change	% change

Mobile phones

Blended ARPU ($/month)	59.16	59.17	(0.01)	–		58.66	58.39	0.27	0.5%

Gross subscriber activations	502,940	415,270	87,670	21.1%		908,475	765,178	143,297	18.7%

Postpaid	347,746	266,600	81,146	30.4%		620,355	497,313	123,042	24.7%

Prepaid	155,194	148,670	6,524	4.4%		288,120	267,865	20,255	7.6%

Net subscriber activations (losses)	125,539	110,761	14,778	13.3%		152,174	142,937	9,237	6.5%

Postpaid	111,282	83,197	28,085	33.8%		154,571	117,427	37,144	31.6%

Prepaid	14,257	27,564	(13,307)	(48.3%	)	(2,397)	25,510	(27,907)	n.m.
Blended churn % (average per month)	1.27%	1.07%		(0.20) pts		1.28%	1.10%		(0.18) pts

Postpaid	0.94%	0.75%		(0.19) pts		0.92%	0.77%		(0.15) pts

Prepaid	4.68%	4.41%		(0.27) pts		4.98%	4.51%		(0.47) pts

Subscribers (1)	10,028,031	9,602,122	425,909	4.4%		10,028,031	9,602,122	425,909	4.4%

Postpaid (1)	9,151,229	8,747,472	403,757	4.6%		9,151,229	8,747,472	403,757	4.6%

Prepaid	876,802	854,650	22,152	2.6%		876,802	854,650	22,152	2.6%

Mobile connected devices

Net subscriber activations	79,537	(344)	79,881	n.m.		150,279	48,533	101,746	n.m.

Subscribers (1)	2,589,520	2,298,327	291,193	12.7%		2,589,520	2,298,327	291,193	12.7%

n.m.: not meaningful

(1)	In Q1 2023, we adjusted our mobile phone postpaid and mobile connected device subscriber bases to remove older non-revenue generating business subscribers of 73,229 and 12,577, respectively.

Mobile phone blended ARPU of $59.16 in Q2 2023 was essentially stable year over year, decreasing by $0.01, compared to the same period last year, driven by:

•	Impact of competitive pricing pressures

•	Lower data overages due to greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

These factors were partly offset by:

•	Flow-through of rate increases

•	Higher roaming revenues due to increased international travel

In the first half of the year, mobile phone blended ARPU of $58.66 increased by 0.5%, compared to the same period last year, as the rate increases and higher roaming revenues more than offset the competitive pricing pressures and lower data overages.

20	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

Mobile phone gross subscriber activations grew by 21.1% in Q2 2023 and by 18.7% in the first half of the year, compared to the same periods last year, due to both higher postpaid and prepaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 30.4% in the second quarter and by 24.7%, in the first half of the year, compared to the same periods last year, driven by market growth primarily due to increased immigration, as well as reflecting continued 5G momentum and successful bundled service offerings

•

Mobile phone prepaid gross subscriber activations increased by 4.4% in Q2 2023 and by 7.6% in the first half of the year, compared to the same periods last year, due to increased market activity driven by higher immigration and travel to Canada

Mobile phone net subscriber activations increased by 13.3% in Q2 2023 and by 6.5% in the first half of the year, compared to the same periods last year, due to higher postpaid net subscriber activations, partly offset by lower prepaid net subscriber activations.

•

Mobile phone postpaid net subscriber activations increased by 33.8% in the second quarter and by 31.6% for the first half of the year, compared to the same periods last year, driven by higher gross activations and greater migrations from prepaid, partly offset by higher subscriber deactivations

•

Mobile phone prepaid net subscriber activations declined by 13,307 in Q2 2023 and by 27,907 in the first six months of the year, compared to the same periods last year, due to higher subscriber deactivations and greater migrations to postpaid, partly offset by higher gross activations

Mobile phone blended churn of 1.27% in Q2 2023 and 1.28% year to date, increased by 0.20 pts and 0.18 pts, respectively, compared to the same periods last year.

•

Mobile phone postpaid churn of 0.94% in the quarter and 0.92% in the first half of the year, increased by 0.19 pts and 0.15 pts, respectively, compared to the same periods last year, driven by greater promotional pricing offers in the market and higher market activity

•

Mobile phone prepaid churn of 4.68% in the quarter and 4.98% in the first half of the year, increased by 0.27 pts and 0.47 pts, respectively, compared to the same periods last year, due to greater market activity and more attractive promotional offers in the market on postpaid discount brands

Mobile phone subscribers at June 30, 2023 totaled 10,028,031, an increase of 4.4%, from 9,602,122 subscribers reported at the end of Q2 2022. This consisted of 9,151,229 postpaid subscribers, an increase of 4.6% from 8,747,472 subscribers at the end of Q2 2022, and 876,802 prepaid subscribers, an increase of 2.6% from 854,650 subscribers at the end of Q2 2022.

Mobile connected device net subscriber activations increased by 79,881 in Q2 2023 and by 101,746 in the first six months of the year, compared to the same periods last year, due to higher business Internet of Things (IoT) net activations, higher connected car subscriptions and lower net losses from data devices, primarily fewer tablet deactivations.

Mobile connected device subscribers at June 30, 2023 totaled 2,589,520, an increase of 12.7% from 2,298,327 subscribers reported at the end of Q2 2022.

Wireline data

Retail high-speed Internet

	Q2 2023	Q2 2022	Change	% change	YTD 2023	YTD 2022	Change	% change

Retail net subscriber activations	24,934	22,620	2,314	10.2%	52,208	48,644	3,564	7.3%

Retail subscribers (1) (2) (3)	4,338,511	3,977,387	361,124	9.1%	4,338,511	3,977,387	361,124	9.1%

(1)	In Q2 2023, our retail high-speed Internet subscriber base increased by 35,080 as a result of small acquisitions.

(2)	In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

(3)	In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet subscriber base increased by 128,065.

Retail high-speed Internet net subscriber activations increased by 10.2% in Q2 2023 and by 7.3% in the first half of the year, compared to the same periods in 2022, due to higher gross activations from the continued growth in our fibre-to-the-premise (FTTP) footprint, the contribution from Distributel and other small acquisitions made during the quarter, as well as successful bundled services offerings. This was partly offset by higher year-over-year competitive intensity, along with lower net activations in our non-FTTP service footprint.

Retail high-speed Internet subscribers totaled 4,338,511 at June 30, 2023, up 9.1% from 3,977,387 subscribers reported at the end of Q2 2022. In Q2 2023, our retail high-speed Internet subscriber base increased by 35,080 as a result of small acquisitions.

Retail TV

	Q2 2023	Q2 2022	Change	% change		YTD 2023	YTD 2022	Change	% change

Retail net subscriber losses	(14,404)	(11,527)	(2,877)	(25.0%	)	(28,353)	(19,888)	(8,465)	(42.6%	)

IPTV	11,506	3,838	7,668	n.m.		22,405	16,098	6,307	39.2%

Satellite	(25,910)	(15,365)	(10,545)	(68.6%	)	(50,758)	(35,986)	(14,772)	(41.0%	)

Total retail subscribers (1) (2)	2,723,388	2,724,147	(759)	–		2,723,388	2,724,147	(759)	–

IPTV (1) (2)	2,010,829	1,907,564	103,265	5.4%		2,010,829	1,907,564	103,265	5.4%

Satellite	712,559	816,583	(104,024)	(12.7%	)	712,559	816,583	(104,024)	(12.7%)

n.m.: not meaningful

(1)	In Q2 2023, our retail IPTV subscriber base increased by 243 as a result of small acquisitions.

(2)	In Q4 2022, as a result of the acquisition of Distributel, our retail IPTV base increased by 2,315 subscribers.

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3 MD&A Business segment analysis

Retail IPTV net subscriber activations increased by 7,668 in Q2 2023 and by 6,307 in the first half of the year, compared to the same periods last year, due to higher activations from richer bundled service offerings, combined with greater Internet pull-through, partly offset by higher deactivations resulting from an increased number of customers coming off of promotional offers, greater competitive intensity and higher substitution with OTT services.

Retail satellite TV net subscriber losses increased by 68.6% in Q2 2023 and by 41.0% in the first six months of the year, compared to the same periods in 2022, driven by aggressive offers from cable competitors, particularly in rural areas, as well as increased substitution with OTT services.

Total retail TV net subscriber losses (IPTV and satellite TV combined) increased by 25.0% in Q2 2023 and by 42.6% in the first six months of the year, compared to the same periods in 2022, driven by higher satellite TV net losses, partly offset by greater IPTV net activations.

Retail IPTV subscribers at June 30, 2023 totaled 2,010,829, up 5.4% from 1,907,564 subscribers reported at the end of Q2 2022. In Q2 2023, our retail IPTV subscriber base increased by 243 as a result of small acquisitions.

Retail satellite TV subscribers at June 30, 2023 totaled 712,559, down 12.7% from 816,583 subscribers at the end of Q2 2022.

Total retail TV subscribers (IPTV and satellite TV combined) at June 30, 2023 were 2,723,388 decreasing by 759 from 2,724,147 subscribers at the end of Q2 2022. In Q2 2023, our retail TV subscriber base increased by 243 as a result of small acquisitions.

Wireline voice

	Q2 2023	Q2 2022	Change	% change		YTD 2023	YTD 2022	Change	% change

Retail residential NAS lines net losses	(49,608)	(52,712)	3,104	5.9%		(96,489)	(95,057)	(1,432)	(1.5%	)

Retail residential NAS lines (1) (2)	2,101,740	2,207,004	(105,264)	(4.8%	)	2,101,740	2,207,004	(105,264)	(4.8%	)

(1)	In Q2 2023, our retail residential NAS lines subscriber base increased by 7,458 subscribers as a result of small acquisitions.

(2)	In Q4 2022, as a result of the acquisition of Distributel, our retail residential NAS lines subscriber base increased by 64,498 subscribers.

Retail residential NAS lines net losses improved by 5.9% in Q2 2023, compared to Q2 2022, due to higher activations, reflecting successful bundled services offerings, partly offset by the unfavourable impact of ongoing substitution to wireless and Internet-based technologies. Conversely, during the first six months of the year, retail residential NAS lines net losses grew by 1.5%, compared to the same period in 2022, driven by higher year-over-year deactivations, mainly due to lower deactivations in Q1 2022 as a result of the COVID-19 pandemic, which more than offset the higher year-over-year gross activations.

Retail residential NAS lines at June 30, 2023 of 2,101,740 declined by 4.8% from 2,207,004 lines reported at the end of Q2 2022. This represented an improvement over the 7.3% rate of erosion experienced in Q2 2022, mainly from the impact of the acquisition of Distributel in Q4 2022, as well as other small acquisitions in Q2 2023, which increased our subscriber base by 7,458.

22	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in the BCE 2023 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Increased competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Increasing customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

23

3 MD&A Business segment analysis

3.2	Bell Media

Key business developments

Launch of new advertising solutions and data-enabled products

Bell Media unveiled new and expanded ad solutions, including Addressable TV, new upgrades to its Strategic Audience Management (SAM) tool, expanded inventory on its Bell demand-side platform (DSP), new attribution capabilities and Addressable Audio, accelerating advertising and media buying technology in Canada. Accessible through the Bell Marketing Platform, the suite of data-enabled products combines the innovation, content, and technology of Bell and Bell Media to build an integrated and automated future for Canadian marketers.

•

Bell Media’s new Addressable TV offering allows advertisers to deliver tailored ads to specific households or devices, based on demographic and behavioural data across Video on Demand (VOD), livestreams, and linear content

•	New upgrades to SAM, Bell Media’s proprietary SAM tool, include faster optimization, better proposals, expanded user capabilities, and automation

•

Bell DSP, Bell Media’s world-class programmatic advertising marketplace, bolstered its offerings with Addressable Audio, as well as exclusive access to Addressable TV and exclusive Crave inventory. The Addressable Audio technology will come later this year and allows brands to insert digital audio ads in live radio broadcasts and podcasts, with audience targeting

•

Bell Analytics has expanded its capabilities by introducing new data sources that promote omni-channel buys, such as TV viewing retargeting, as well as improved scale to Bell Audience Manager, which allows advertisers to create and target custom Connected TV viewers, maximizing the return on their digital investments by layering precise targeting across all Connected TV inventory, including deals available on Bell DSP’s premium video catalogue. Also new to Bell Analytics is Bell Attribution Insights, an innovative capability that provides advertisers with interactive and comprehensive reporting on the effectiveness of their campaigns across Bell Media platforms

Launch of ad-supported tiers on Crave

Crave expanded its DTC subscription offering with new ad-supported plan options. The new plans give customers a range of options to access Crave’s ever-growing lineup of award-winning premium content. Consumers can sign up for Crave Basic with Ads for $9.99/month, or Crave Standard with Ads for $14.99/month. The ad-free option remains available at $19.99/month as Crave Premium Ad-Free.

Content agreement with Warner Bros. Discovery

On May 2, 2023, Bell Media announced a long-term and exclusive licensing agreement with Warner Bros. Discovery. The agreement includes content from Warner Bros. Discovery’s vast portfolio including HBO Originals, Max Originals, Warner Bros. films, the DC universe, the Wizarding World of Harry Potter, new cable and library television series, and pay and post-pay window rights for Warner Bros. films and library films.

Financial performance analysis

Q2 2023 performance highlights

24	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis

Bell Media results

Revenues

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

External revenues	719	733	(14)	(1.9%	)	1,413	1,474	(61)	(4.1%	)

Inter-segment revenues	86	88	(2)	(2.3%	)	172	172	–	–

Bell Media operating revenues	805	821	(16)	(1.9%	)	1,585	1,646	(61)	(3.7%	)

Bell Media operating revenues decreased by 1.9% in Q2 2023, compared to the same period last year, due to lower advertising revenues, partly offset by higher subscriber and other revenues. In the first half of the year, operating revenues decreased by 3.7%, compared to the same period last year, due to lower advertising, subscriber and other revenues. Operating revenues included growth from digital revenues (1) of 20% in Q2 2023 and 11% in the first six months of the year, compared to the same periods last year.

•

Advertising revenues declined by 9.0% in Q2 2023 and by 6.9% in the first six months of the year, compared to the same periods last year, due to lower conventional TV, specialty TV and radio advertising revenues driven by lower demand from advertisers as a result of the current economic uncertainty

•

Subscriber revenues grew by 3.9% in Q2 2023, compared to the same period last year, due to the continued growth in Crave and sports streaming DTC subscribers. In the first six months of the year, subscriber revenues decreased by 0.4% year over year, attributable to the benefit last year from a retroactive adjustment related to a contract with a Canadian TV distributor, partly offset by the continued growth in Crave and sports streaming DTC subscribers.

•

Other revenues increased in Q2 2023, compared to Q2 2022, due to year-over-year growth from the Formula 1 Canadian Grand Prix. However, in the first six months of the year, this was more than offset by lower program sales.

Operating costs and adjusted EBITDA

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Operating costs	(591)	(595)	4	0.7%		(1,239)	(1,212)	(27)	(2.2%	)

Adjusted EBITDA	214	226	(12)	(5.3%	)	346	434	(88)	(20.3%	)
Adjusted EBITDA margin	26.6%	27.5%		(0.9) pts		21.8%	26.4%		(4.6) pts

Bell Media operating costs decreased by 0.7% in Q2 2023, compared to the same period last year, due to:

•	Lower programming costs due to the normalization of the National Hockey League schedules in 2023

•	Cessation of the Canadian Radio-television and Telecommunications Commission (CRTC) Part II broadcasting license fee at the beginning of the quarter

Partly offset by:

•	Continued contractual increases to premium content costs

•	Higher costs associated with the Formula 1 Canadian Grand Prix

In the first half of the year, operating costs increased by 2.2% year over year, resulting from higher content and programming costs.

Bell Media adjusted EBITDA decreased by 5.3% in Q2 2023, compared to the same period last year, due to the decline in operating revenues, partly offset by the lower operating costs. Year-to-date adjusted EBITDA decreased by 20.3%, compared to the same period last year, due to lower operating revenues and higher operating costs.

Update to 2023 outlook

As of the date of the BCE 2022 Annual MD&A, we expected to generate positive Bell Media revenue growth in 2023. We now expect Bell Media’s 2023 revenue to be negatively impacted by economic uncertainty, including fears of a potential recession, and the slowdown being experienced in the Canadian advertising market, which is consistent with trends in the global advertising market, as well as due to the work stoppage of the WGA (Writers Guild of America) and SAG-AFTRA (Screen Actors Guild and the American Federation of Television and Radio Artists). Improvement is expected in the medium term, although visibility to the specific timing and pace of recovery is limited.

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and Out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and Video on Demand services.

25

3 MD&A Business segment analysis

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2022 Annual MD&A, as updated or supplemented in the BCE 2023 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall digital revenue expected to reflect continued scaling of our SAM Management TV and DSP buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

•	Continued escalation of media content costs to secure quality programming

•	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly-rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

26	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4	Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1	Net debt (1)

	June 30, 2023	December 31, 2022	$ change	% change

Long-term debt	28,314	27,783	531	1.9%

Debt due within one year	6,039	4,137	1,902	46.0%

50% of preferred shares (2)	1,891	1,935	(44)	(2.3%	)

Cash	(450)	(99)	(351)	n.m.

Cash equivalents	(450)	(50)	(400)	n.m.

Net debt	35,344	33,706	1,638	4.9%

n.m. : not meaningful

(1)	Net debt is a non-GAAP financial measure. See section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)

50% of outstanding preferred shares of $3,781 million and $3,870 million at June 30, 2023 and December 31, 2022, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,902 million in debt due within one year and the increase of $531 million in long-term debt were due to:

•	the issuance by Bell Canada of Series M-58 Medium term note (MTN) debentures, with a total principal amount of $1,050 million

•	the issuance by Bell Canada of Series M-59 MTN debentures, with a total principal amount of $450 million

•	the issuance by Bell Canada of Series US-8 Notes, with a total principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars)

Partly offset by:

•	a decrease in notes payable (net of repayments) of $184 million

•	a net decrease of $21 million due to lower lease liabilities and other debt

The	increase in cash and cash equivalents of $351 million and $400 million, respectively, was mainly due to:

•	$3,612 million of cash flows from operating activities

•	$2,703 million of issuance of long-term debt

•	$208 million from business dispositions

Partly offset by:

•	$2,393 million of capital expenditures

•	$1,721 million of dividends paid on BCE common shares

•	$645 million repayment of long-term debt

•	$221 million for business acquisitions

•	$184 million decrease in notes payable (net of repayments)

•	$156 million for the purchase of spectrum licences

•	$149 million repurchase of a financial liability

•	$135 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$101 million of dividends paid on preferred shares

4.2	Outstanding share data

Common shares outstanding		Number of shares

Outstanding, January 1, 2023		911,982,866

Shares issued under deferred share plan		562

Shares issued under employee stock option plan		306,139

Outstanding, June 30, 2023		912,289,567

Stock options outstanding	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2023	7,802,108	61

Exercised (1)	(306,139)	60

Forfeited or expired	(11,408)	63

Outstanding and exercisable, June 30, 2023	7,484,561	61

(1)	The weighted average market share price for options exercised during the six months ended June 30, 2023 was $63.

27

4 MD&A Financial and capital management

4.3	Cash flows

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Cash flows from operating activities	2,365	2,597	(232)	(8.9%	)	3,612	4,313	(701)	(16.3%	)

Capital expenditures	(1,307)	(1,219)	(88)	(7.2%	)	(2,393)	(2,178)	(215)	(9.9%	)

Cash dividends paid on preferred shares	(46)	(34)	(12)	(35.3%	)	(101)	(67)	(34)	(50.7%	)

Cash dividends paid by subsidiaries to non-controlling interest	(1)	(14)	13	92.9%		(22)	(25)	3	12.0%

Acquisition and other costs paid	5	3	2	66.7%		5	6	(1)	(16.7%	)

Free cash flow	1,016	1,333	(317)	(23.8%	)	1,101	2,049	(948)	(46.3%	)

Business acquisitions	(196)	–	(196)	n.m.		(221)	(139)	(82)	(59.0%	)

Business dispositions	208	2	206	n.m.		208	54	154	n.m.

Acquisition and other costs paid	(5)	(3)	(2)	(66.7%	)	(5)	(6)	1	16.7%

Spectrum licences	(145)	–	(145)	n.m.		(156)	–	(156)	n.m.

Other investing activities	(16)	27	(43)	n.m.		15	17	(2)	(11.8%	)

(Decrease) increase in notes payable	(101)	187	(288)	n.m.		(184)	656	(840)	n.m.

Decrease in securitized receivables	(500)	–	(500)	n.m.		–	–	–	–

Issue of long-term debt	1,199	–	1,199	n.m.		2,703	945	1,758	n.m.

Repayment of long-term debt	(346)	(245)	(101)	(41.2%	)	(645)	(1,503)	858	57.1%

Repurchase of a financial liability	–	–	–	–		(149)	–	(149)	n.m.

Issue of common shares	8	7	1	14.3%		18	168	(150)	(89.3%	)

Purchase of shares for settlement of share-based payments	(42)	(51)	9	17.6%		(135)	(157)	22	14.0%

Repurchase of preferred shares	(32)	–	(32)	n.m.		(63)	(115)	52	45.2%

Cash dividends paid on common shares	(882)	(839)	(43)	(5.1%	)	(1,721)	(1,634)	(87)	(5.3%	)

Other financing activities	(7)	–	(7)	n.m.		(15)	(28)	13	46.4%

Net (decrease) increase in cash	(201)	418	(619)	n.m.		351	307	44	14.3%

Net increase in cash equivalents	360	–	360	n.m.		400	–	400	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

Cash flows from operating activities in the second quarter of 2023 decreased by $232 million, compared to the same period last year, mainly due to lower cash from working capital due in part to timing of supplier payments, higher interest paid and higher income taxes paid, partly offset by higher adjusted EBITDA.

Cash flows from operating activities in the first half of 2023 decreased by $701 million, compared to the same period last year, mainly due to lower cash from working capital from timing of supplier payments, higher interest paid and higher income taxes paid, partly offset by lower contributions to post-employment benefit plans.

Free cash flow in the second quarter and first half of 2023 decreased by $317 million and $948 million, respectively, compared to the same periods last year, due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, and higher capital expenditures.

Capital expenditures

	Q2 2023	Q2 2022	$ change	% change		YTD 2023	YTD 2022	$ change	% change

Bell CTS	1,271	1,190	(81)	(6.8%	)	2,323	2,126	(197)	(9.3%	)

Capital intensity (1)	23.7%	23.2%		(0.5) pts		21.7%	20.7%		(1.0) pts

Bell Media	36	29	(7)	(24.1%	)	70	52	(18)	(34.6%	)

Capital intensity	4.5%	3.5%		(1.0) pts		4.4%	3.2%		(1.2) pts

BCE	1,307	1,219	(88)	(7.2%	)	2,393	2,178	(215)	(9.9%	)

Capital intensity	21.5%	20.8%		(0.7) pts		19.7%	18.6%		(1.1) pts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE capital expenditures of $1,307 million in Q2 2023 and $2,393 million year to date, increased by 7.2% or $88 million and by 9.9% or $215 million, respectively, compared to the same periods last year. This corresponded to a capital intensity ratio of 21.5% in Q2 2023 and 19.7% in the first half of the year, up 0.7 pts and 1.1 pts, respectively, over the same periods last year. The year-over-year growth in capital expenditures reflected:

•

Higher capital spending in Bell CTS of $81 million in Q2 2023 and $197 million in the first six months of the year, compared to the same periods last year, due to timing of capital spend to further expand our FTTP network and greater investment to support subscriber growth, partly offset by slower pace of spending on the rollout of our mobile 5G network

•

Higher capital expenditures at Bell Media of $7 million in Q2 2023 and $18 million in the first half of the year, compared to the same periods last year, mainly driven by investments to support digital growth. The year-over-year increase in the first six months of the year also reflected higher spending on studio expansions.

28	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

Business acquisitions

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million, of which $12 million is payable within two years and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario for cash consideration of $153 million ($139 million net of cash acquired).

Business dispositions

On May 3, 2023, we completed the previously announced sale of our 63% ownership in certain production studios, which were included in our Bell Media segment, for net cash proceeds of $211 million.

On March 1, 2022, we completed the sale of our wholly-owned subsidiary, Createch, for cash proceeds of $54 million.

Spectrum licences

On May 19, 2023, after approval from Innovation, Science and Economic Development Canada (ISED), Bell Mobility Inc. obtained the right to use, through subordination, certain of Xplore Inc.’s 3500 megahertz spectrum licences in Québec, for $145 million.

Debt instruments

2023

In the second quarter of 2023, we issued debt, net of repayments. This included:

•

$1,199 million issuance of long-term debt comprised of the issuance of Series US-8 Notes with a total principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) and other debt of $62 million, partly offset by $1 million of discounts on our debt issuances

Partly offset by:

•	$500 million decrease in securitized receivables

•	$346 million repayment of long-term debt comprised of net payments of leases and other debt

•	$101 million repayment (net of issuances) of notes payable

In the first half of 2023, we issued debt, net of repayments. This included:

•

$2,703 million issuance of long-term debt comprised of the issuance of Series M-58 MTN debentures with a total principal amount of $1,050 million and series M-59 MTN Debentures with a total principal amount of $450 million, the issuance of Series US-8 Notes, with a total principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) and the issuance of other debt of $70 million, partly offset by $5 million of discounts on our debt issuances

Partly offset by:

•	$645 million repayment of long-term debt comprised of net payments of leases and other debt

•	$184 million repayment (net of issuances) of notes payable

2022

In the second quarter of 2022, we repaid debt, net of issuances. This included:

•	$245 million repayment of long-term debt comprised of net payments of leases and other debt

Partly offset by:

•	$187 million issuance (net of repayments) of notes payable

In the first half of 2022, we issued debt, net of repayments. This included:

•

$945 million issuance of long-term debt comprised of the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by a $9 million discount on our debt issuance

•	$656 million issuance (net of repayments) of notes payable

Partly offset by:

•

$1,503 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars and net payments of leases and other debt of $503 million

Consolidation of MLSE ownership under BCE (Repurchase of a financial liability)

In January 2023, BCE repurchased the 9% interest held by the BCE Master Trust Fund (Master Trust Fund), a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a cash consideration of $149 million, as a result of BCE’s obligation to repurchase the Master Trust Fund’s interest in MLSE at that price.

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4 MD&A Financial and capital management

Issuance of common shares

The issuance of common shares in the second quarter in 2023 increased by $1 million, compared to the same period in 2022, due to a higher number of exercised stock options.

The issuance of common shares on a year-to-date basis in 2023 decreased by $150 million, compared to the same period in 2022, due to a lower number of exercised stock options.

Repurchase of preferred shares

2023

For the three and six months ended June 30, 2023, BCE repurchased and canceled 1,848,950 and 3,560,950 First Preferred Shares with a stated capital of $46 million and $89 million for a total cost of $32 million and $63 million, respectively. The remaining $14 million and $26 million were recorded to contributed surplus for the three and six months ended June 30, 2023, respectively.

2022

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO for a total cost of $115 million.

Cash dividends paid on common shares

In the second quarter of 2023, cash dividends paid on common shares increased by $43 million compared to Q2 2022, due to a higher dividend paid in Q2 2023 of $0.9675 per common share compared to $0.92 per common share in Q2 2022.

In the first half of 2023, cash dividends paid on common shares increased by $87 million compared to 2022, due to a higher dividend paid in the first half of 2023 of $1.8875 per common share compared to $1.7950 per common share for the same period last year.

4.4	Post-employment benefit plans

For the three months ended June 30, 2023, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $187 million, due in part to a lower-than-expected return on plan assets of 0.8% partly offset by a decrease in the effect of the asset limit. The discount rate remained unchanged at 5.0% compared to March 31, 2023.

For the six months ended June 30, 2023, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $361 million, due to a lower actual discount rate of 5.0% at June 30, 2023, as compared to 5.3% at December 31, 2022, partly offset by a higher-than-expected return on plan assets of 4.1% and a decrease in the effect of the asset limit.

For the three months ended June 30, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $354 million, due to a higher actual discount rate of 5.3% at June 30, 2022, compared to 4.3% at March 31, 2022, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

For the six months ended June 30, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $1,233 million, due to a higher actual discount rate of 5.3% at June 30, 2022, as compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

30	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.5	Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			June 30, 2023		December 31, 2022

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities	Debt due within one year	Quoted market price of debt	27,509	25,779	25,061	23,026
and other debt	and long-term debt

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)	(1)	Non-observable market inputs (level 3) (2)

June 30, 2023

Publicly-traded and privately-held investments (3)	Other non-current assets	225	8	–		217

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(157)	–	(157)		–

Other	Other non-current assets and liabilities	122	–	198		(76)

December 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	–		206

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	108	–	184		(76)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represented BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

Market risk

Currency exposures

In Q2 2023, we entered into cross currency interest rate swaps with a notional amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) to hedge the U.S. currency exposure of our US-8 Notes maturing in 2033. The fair value of these cross currency interest rate swaps at June 30, 2023 was a net liability of $14 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. See section 4.1, Net debt, in this MD&A for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $26 million (loss of $85 million) recognized in net earnings at June 30, 2023 and a gain of $122 million (loss of $95 million) recognized in OCI at June 30, 2023, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $8 million recognized in OCI at June 30, 2023, with all other variables held constant.

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4 MD&A Financial and capital management

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2023.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item

Cash flow (1)	USD	1,217	CAD	1,608	2023	Loans

Cash flow	USD	350	CAD	468	2023	Commercial paper

Cash flow	USD	432	CAD	537	2023	Anticipated purchases

Cash flow	PHP	1,538	CAD	36	2023	Anticipated purchases

Cash flow	USD	824	CAD	1,046	2024	Anticipated purchases

Cash flow	PHP	2,885	CAD	69	2024	Anticipated purchases

Cash flow	USD	60	CAD	78	2025	Anticipated purchases

Economic	USD	78	CAD	98	2023	Anticipated purchases

Economic – call options	CAD	112	USD	78	2023	Anticipated purchases

Economic – put options	USD	165	CAD	214	2023	Anticipated purchases

Economic – call options	USD	116	CAD	155	2023	Anticipated purchases

Economic	USD	130	CAD	171	2024	Anticipated purchases

Economic – options (2)	USD	120	CAD	153	2024	Anticipated purchases

Economic – call options	USD	244	CAD	327	2024	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	519	CAD	675	2024	Anticipated purchases

Economic – options (2)	USD	60	CAD	78	2025	Anticipated purchases

Economic – call options	USD	540	CAD	694	2025	Anticipated purchases

Economic – put options	USD	360	CAD	461	2025	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program.

(2)	Foreign currency options with a leverage provision and a profit cap limitation.

Interest rate exposures

In Q2 2023, we sold interest rate swaptions with a notional amount of $375 million, for $3 million, to hedge economically the fair value of our Series M-52 MTN debentures. These swaptions were exercised in Q2 2023, giving rise to a loss of $1 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $375 million hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of these interest rate swaps at June 30, 2023 is a liability of $5 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In Q2 2023, we sold interest rate swaptions with a notional amount of $100 million maturing in Q4 2023, for $1 million, to hedge economically the fair value of our Series M-57 MTN debentures. The fair value of these swaptions at June 30, 2023 was a liability of $1 million recognized in Trade payables and other liabilities in the statements of financial position.

In Q2 2023, we entered into interest rate swaps with a notional amount of $200 million to hedge the fair value of our Series M-57 MTN debentures maturing in 2032. The fair value of these interest rate swaps at June 30, 2023 is a net asset of $2 million recognized in Other non-current assets and Trade payables and other liabilities in the statements of financial position.

In Q1 2023, we sold interest rate swaptions with a notional amount of $250 million, for $2 million, to hedge economically the fair value of our Series M-53 MTN debentures. In Q1 2023, we also sold interest rate swaptions with a notional amount of $425 million, for $2 million, to hedge economically the floating interest rate exposure relating to our Series M-53 MTN debentures. These swaptions matured unexercised in Q2 2023. A gain of $1 million and $4 million for the three and six months ended June 30, 2023, respectively, relating to these interest rate swaptions is recognized in Other expense in the income statements.

In 2022, we entered into interest rate swaps with a notional amount of $500 million to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. The fair value of these interest rate swaps at June 30, 2023 and December 31, 2022 is a liability of $22 million and $14 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. In Q2 2023, the maturity of $318 million of these cross currency basis rate swaps was extended to 2024 resulting in an increase in their notional amount of $6 million for a total notional amount of $644 million at June 30, 2023. The fair value of these cross currency basis rate swaps at June 30, 2023 and December 31, 2022 was a liability of $27 million and $33 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A loss of $7 million and a gain of $6 million for the three and six months ended June 30, 2023, respectively, relating to these basis rate swaps is recognized in Other expense in the income statements.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at June 30, 2023 and December 31, 2022 was nil and a liability of $1 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million for the three and six months ended June 30, 2023, relating to these leveraged interest rate options is recognized in Other expense in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $27 million (gain of $23 million) recognized in net earnings at June 30, 2023, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at June 30, 2023, with all other variables held constant.

32	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

Equity price exposures

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2023 and December 31, 2022 was a net liability of $34 million and $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A gain of $1 million and $19 million for the three and six months ended June 30, 2023, respectively, relating to these equity forward contracts is recognized in Other expense in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $33 million recognized in net earnings at June 30, 2023, with all other variables held constant.

4.6	Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2022 Annual MD&A.

4.7	Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Available liquidity

Total available liquidity (1) at June 30, 2023 was $4.4 billion, comprised of $450 million in cash, $450 million in cash equivalents, $700 million available under our securitized receivables program and $2.8 billion available under our $3.5 billion committed revolving and expansion credit facilities (given $461 million of commercial paper outstanding and $199 million drawn bank advances).

We expect that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

4.8	Litigation

Recent developments in legal proceedings

The following is an update to the legal proceedings described in the BCE 2022 AIF under section 8, Legal proceedings.

Class action concerning neighbourhood marketing practices

On July 4, 2023, the Québec Superior Court delivered its decision authorizing the class action for which an application for authorization to institute a class action was filed on November 24, 2021. Bell Canada has until August 11, 2023 to appeal the decision to the Court of Appeal.

(1)	Available liquidity is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.

33

5 MD&A Quarterly financial information

5	Quarterly financial information

BCE’s Q2 2023 Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2023.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2023		2022				2021

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues

Service	5,303	5,222	5,353	5,193	5,233	5,177	5,243	5,099

Product	763	832	1,086	831	628	673	966	737

Total operating revenues	6,066	6,054	6,439	6,024	5,861	5,850	6,209	5,836

Adjusted EBITDA	2,645	2,538	2,437	2,588	2,590	2,584	2,430	2,558

Severance, acquisition and other costs	(100)	(49)	(19)	(22)	(40)	(13)	(63)	(50)

Depreciation	(936)	(918)	(922)	(914)	(933)	(891)	(925)	(902)

Amortization	(296)	(283)	(270)	(267)	(266)	(260)	(251)	(245)

Net earnings	397	788	567	771	654	934	658	813

Net earnings attributable to common shareholders	329	725	528	715	596	877	625	757

EPS – basic and diluted	0.37	0.79	0.58	0.78	0.66	0.96	0.69	0.83

Weighted average number of common shares outstanding – basic (millions)	912.2	912.1	912.0	911.9	911.9	910.1	908.8	906.9

34	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

6	Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2022 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as updated in the BCE 2023 First Quarter MD&A.

Telecommunications Act

Review of mobile wireless services

On July 13, 2023, the CRTC accepted a request from Quebecor Media Inc. (Quebecor) to initiate Final Offer Arbitration (FOA) in respect of rates for mobile virtual network operator (MVNO) access service from Bell Mobility Inc. The parties’ submissions in the FOA are expected to be completed in August with the CRTC’s decision expected to be released sometime following completion of the submissions.

The CRTC previously accepted a joint request for FOA from Rogers Communications Canada Inc. and Quebecor. On July 24, 2023, the CRTC issued its decision in that arbitration, selecting the rate proposed by Quebecor. In the decision, the CRTC made a number of findings or determinations that indicate a continued trend toward disregarding or downplaying the importance of recognizing and providing incentives for investment in telecommunications networks in Canada. Such adverse regulatory decisions, particularly if they directly implicate Bell, are expected to impact the specific nature, magnitude, location and timing of our future wireless and wireline investment decisions.

Review of the approach to rate setting for wholesale telecommunications services

In a decision released on July 7, 2023, the CRTC reaffirmed the use of its existing long run incremental costing approach (called Phase II) to setting wholesale rates. The key change in the decision is that the CRTC intends to take “market-level” information (e.g., stand-alone retail rates, promotional rates, and comparisons to rates for similar services in other countries) into account when setting rates. It is unclear how this will be implemented and appears designed to set rates that favour resellers with the risk that those rates will undermine our incentives for facilities-based investment. At this time, it is unclear what impact, if any, this decision will have on our business and financial results.

Broadcasting Act

Broadcasting Notice of Consultation 2023-138

On May 12, 2023, the CRTC issued Broadcasting Notice of Consultation 2023-138, The Path Forward – Working towards a modernized regulatory framework regarding the contributions to support Canadian and Indigenous content. This Notice represents the first of three steps to develop an updated regulatory framework for broadcasting undertakings, including online undertakings. A key part of this new framework is to establish the conditions under which online services would be required to make financial contributions, including initial base contributions, to support the creation and discoverability of Canadian and Indigenous content. It will also determine who the recipients of the initial base contributions will be. While the CRTC has not yet initiated its public consultations for Steps 2 and 3, these subsequent proceedings will focus on the overall framework for both traditional and online undertakings, with a focus on how to support the creation of Canadian and Indigenous content beyond financial contribution requirements, as well as diversity, inclusion and discoverability issues. In Step 3, the CRTC intends to finalize each undertaking’s or ownership group’s contribution requirements, presumably as part of our group licence renewal. The timing and outcome of all of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

Broadcasting Policy Direction

On June 8, 2023, the Government of Canada released its proposed Policy Direction, which directs the CRTC on how to implement the amendments to the Broadcasting Act (Bill C-11). As drafted, the Direction requires the CRTC to focus on ensuring strong support for Canadian and Indigenous programming, as well as to consider the importance of sustainable support for local and regional news by the Canadian broadcasting system. In addition, the proposed Direction also requires the CRTC to minimize the regulatory burden on the Canadian broadcasting system. A 45-day period for public comments ended on July 25, 2023 and the Direction will now be finalized and formally provided to the CRTC. At this time, it is unclear what impact, if any, the Direction could have on our business and financial results.

Other

Bill C-18, the Online News Act

On June 22, 2023, Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act) received royal assent. The Act requires digital news intermediaries, such as Google and Meta, that share news content produced by other news outlets to negotiate commercial arrangements with those outlets, compensating them for the news content shared on digital platforms. The legislation entitles Bell Media’s general news services, such as CTV and Noovo, to compensation. The framework for those negotiations is set by the CRTC. The details of this compensation framework still need to be established in regulations as well as through the CRTC’s consultation processes as the CRTC is responsible for overseeing negotiations and potential mediations with respect to compensation under the Act. Moreover, it is unclear the level of compensation that may be established under the Act, particularly in light of the recent announcement of Meta to block links to Canadian news content altogether rather than being subject to the Act. In response, Bell Media (as well as other broadcasting and media companies and the Federal Government) have announced that they are pausing advertising on Meta’s Facebook and Instagram. Therefore, the impact that the legislative changes could have on our business and financial results is unknown at this time.

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7 MD&A Accounting policies

7	Accounting policies

BCE’s Q2 2023 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2023. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2022, except as noted below. BCE’s Q2 2023 Financial Statements do not include all of the notes required in the annual financial statements.

Adoption of amendments to accounting standards

As required, we adopted the following amendments to accounting standards issued by the IASB in May 2023.

Standard	Description	Impact

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 – Income Taxes	These amendments require that entities apply IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules (Pillar Two). As an exception to the requirements in IAS 12, entities do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

In May 2023, we adopted the amendments to IAS 12 retrospectively. As required, we applied the exception and do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

The adoption of these amendments did not have a significant impact on our financial statements.

Future changes to accounting standards The following amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023 and any changes will be reflected in our financial statements for the year ended December 31, 2023.

36	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.1	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q2 2023	Q2 2022	YTD 2023	YTD 2022

Net earnings attributable to common shareholders	329	596	1,054	1,473

Reconciling items:

Severance, acquisition and other costs	100	40	149	53

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(1)	81	(19)	6

Net equity losses on investments in associates and joint ventures	377	42	377	42

Net gains on investments	(79)	(16)	(79)	(53)

Early debt redemption costs	1	–	1	18

Impairment of assets	–	106	34	108

Income taxes for the above reconciling items	(5)	(62)	(23)	(49)

NCI for the above reconciling items	–	4	–	4

Adjusted net earnings	722	791	1,494	1,602

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8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 8.4, Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q2 2023	Q2 2022

Net interest expense (six months ended June 30, 2023 and 2022, respectively)	676	523

Net interest expense (year ended December 31, 2022 and 2021, respectively)	1,124	1,063

Net interest expense (six months ended June 30, 2022 and 2021, respectively)	(523)	(526)

12-month trailing net interest expense (ended June 30, 2023 and 2022, respectively)	1,277	1,060

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2023 and 2022, respectively)	46	35

50% of net earnings attributable to preferred shareholders (year ended December 31, 2022 and 2021, respectively)	76	66

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2022 and 2021, respectively)	(35)	(32)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended June 30, 2023 and 2022, respectively)	87	69

Adjusted net interest expense for the twelve months ended June 30, 2023 and 2022, respectively	1,364	1,129

Available liquidity

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	June 30, 2023	December 31, 2022

Cash	450	99

Cash equivalents	450	50

Amounts available under our securitized receivables program (1)	700	700

Amounts available under our committed bank credit facilities (2)	2,840	2,651

Available liquidity	4,440	3,500

(1)

At June 30, 2023 and December 31, 2022, $700 million were available under our securitized receivables program, under which we borrowed $1,211 million in U.S. dollars ($1,603 million in Canadian dollars) and $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) as at June 30, 2023 and December 31, 2022, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At June 30, 2023 and December 31, 2022, respectively, $2,840 million and $2,651 million were available under our committed bank credit facilities, given outstanding commercial paper of $348 million in U.S. dollars ($461 million in Canadian dollars) and $627 million in U.S. dollars ($849 million in Canadian dollars) and $199 million drawn bank advances and nil as at June 30, 2023 and December 31, 2022, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

38	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Free cash flow and excess free cash flow

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q2 2023	Q2 2022	YTD 2023	YTD 2022

Cash flows from operating activities	2,365	2,597	3,612	4,313

Capital expenditures	(1,307)	(1,219)	(2,393)	(2,178)

Cash dividends paid on preferred shares	(46)	(34)	(101)	(67)

Cash dividends paid by subsidiaries to NCI	(1)	(14)	(22)	(25)

Acquisition and other costs paid	5	3	5	6

Free cash flow	1,016	1,333	1,101	2,049

Dividends paid on common shares	(882)	(839)	(1,721)	(1,634)

Excess free cash flow	134	494	(620)	415

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	June 30, 2023	December 31, 2022

Long-term debt	28,314	27,783

Debt due within one year	6,039	4,137

50% of preferred shares	1,891	1,935

Cash	(450)	(99)

Cash equivalents	(450)	(50)

Net debt	35,344	33,706

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8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8.2	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 8.1, Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Dividend payout ratio

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 8.1, Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

8.3	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	YTD 2023	Q2 2023	Q1 2023

Net earnings	1,185	397	788

Severance, acquisition and other costs	149	100	49

Depreciation	1,854	936	918

Amortization	579	296	283

Finance costs

Interest expense	703	359	344

Net return on post-employment benefit plans	(54)	(27)	(27)

Impairment of assets	34	–	34

Other expense (income)	190	311	(121)

Income taxes	543	273	270

Adjusted EBITDA	5,183	2,645	2,538

40	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

	Q4 2022	Q3 2022	YTD 2022	Q2 2022	Q1 2022

Net earnings	567	771	1,588	654	934

Severance, acquisition and other costs	19	22	53	40	13

Depreciation	922	914	1,824	933	891

Amortization	270	267	526	266	260

Finance costs

Interest expense	319	298	529	269	260

Net return on post-employment benefit plans	(13)	(13)	(25)	(7)	(18)

Impairment of assets	150	21	108	106	2

Other (income) expense	(19)	130	4	97	(93)

Income taxes	222	178	567	232	335

Adjusted EBITDA	2,437	2,588	5,174	2,590	2,584

				Q4 2021	Q3 2021

Net earnings				658	813

Severance, acquisition and other costs				63	50

Depreciation				925	902

Amortization				251	245

Finance costs

Interest expense				275	272

Net interest on post-employment benefit plans				5	5

Impairment of assets				30	–

Other income				(26)	(35)

Income taxes				249	306

Adjusted EBITDA				2,430	2,558

8.4	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 8.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 8.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

41

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8.5	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.6	KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•  Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•  Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

42	BCE INC. 2023 SECOND QUARTER SHAREHOLDER REPORT

9 MD&A Controls and procedures

9	Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

43